Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

May 7, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549-4631

Ply Gem Industries, Inc.
Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-166013)

Ladies and Gentlemen:

On behalf of Ply Gem Industries, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form S-4 of the Company, together with Exhibits, reflecting the changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2010.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Jay E. Ingram, dated May 3, 2010 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.  For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Cover Page

1.	Revise the cover to indicate that the prospectus covers the offer of the related guarantees. See Item 501 of Regulation S-K.

Response to Comment 1

The Registration Statement has been revised in response to the Staff’s comment.  Please see the cover page of Amendment No. 1.

Market and Industrial Data, page 2

2.
We note your disclosure in the last sentence about your inability to guarantee the accuracy and completeness of any third party information contained in the prospectus.  Clarify the extent to which you are cautioning shareholders in their evaluation of this data.  More clearly express the company’s views regarding the reliability of the data and statistics in your registration statement.  Remove language that suggests you are not responsible for assessing the reasonableness and soundness of the market data and other information.  If the market and industrial data require disclaimers such as those presented here, it does not appear the market data contribute to an informed investor understanding of the market for the company’s products and services as of the time of their potential investments.  Consistent with basic plain English principles and Rule 421(b) as applicable, please assess your disclosure throughout the prospectus and revise as appropriate.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 2 of Amendment No. 1.

Risk Factors, page 15

3.
We note the statement “Additional risks and uncertainties not currently known to us or those we currently deem to be immaterial may also materially and adversely affect us.”  Since you are required to disclose all risk factors that you believe are material at this time, please delete the statement.

Response to Comment 3

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 15 of Amendment No. 1.

Note Regarding Forward-Looking Statements, page 28

4.
The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.  See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.  Please delete the reference to the Private Securities Litigation Reform Act of 1995.  Alternatively, state explicitly that the safe harbor protection that the Act provides does not apply to statements made in connection with the offer.

Response to Comment 4

The Registration Statement has been revised in response to the Staff’s comment to delete the reference to the Private Securities Litigation Reform Act of 1995.  Please see page 28 of Amendment No. 1.

The Exchange Offer, page 91

5.
As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what may ultimately be the twentieth business day following commencement.  See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).  Please confirm that your offer will be open at least through midnight.  See Rule 14d-1(g)(3).

Response to Comment 5

The Company confirms that the offer will be open at least through midnight on the twentieth business day following commencement.

Expiration Date; Extensions; Amendments; Termination, page 91

6.
We note that you expressly reserve the right to delay acceptance of any initial notes.  Clarify in what circumstances you will delay acceptance.  For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.  Confirm that any delay will be consistent with Rule 14e-1(e) under the Exchange Act.

Response to Comment 6

The Company may delay acceptance of any initial notes “if any of the conditions described under “—Conditions to the Exchange Offer” have not been satisfied or waived” as stated on page 91 of Amendment No. 1.  The Company confirms that any delay will be consistent with Rule 14e-1(e) under the Exchange Act.

7.	Confirm that you will disclose the approximate number of notes tendered to date with your public announcement of an extension as required by Rule 14e-1(d) under the Exchange Act.

Response to Comment 7

The Company confirms that it will disclose the approximate number of notes tendered to date with its public announcement of an extension as required by Rule 14e-1(d) under the Exchange Act.

Conditions to the Exchange Offer, page 97

8.
We note the statement “We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them.”  You may not waive implicitly an offer condition by failing to assert it.  If you decided to waive a condition, you must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver.  Please revise.

Response to Comment 8

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 97 of Amendment No. 1.

Federal Income Tax Considerations, page 154

9.	Please indicate that the discussion is the opinion of counsel.

Response to Comment 9

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 154 of Amendment No. 1.

10.
We note the use of the word “certain” in the first sentence and the statement that the discussion “does not purport to be a complete analysis of all potential tax effects.”  Please revise your disclosure to indicate that the discussion describes the material United States federal income tax consequences of the exchange offer.

Response to Comment 10

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 154 of Amendment No. 1.

11.	Please remove the statements in the first sentence of the fourth paragraph.

Response to Comment 11

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 154 of Amendment No. 1.

12.
We note that counsel’s opinion conveys some uncertainty regarding the material U.S. tax consequences of the exchange offer due to counsel’s use of the word “should” in its statements rather than the word “will.”  Please revise to provide a “will” opinion or revise to clearly state that the opinion is subject to a degree of uncertainty, describe the degree of uncertainty, explain why a “will” opinion cannot be provided, and provide adequate risk factor disclosure setting forth the U.S. tax risks to investors.

Response to Comment 12

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 155 of Amendment No. 1.

13.
Revise to remove the words “in general” and “generally” wherever they appear because the words may imply that investors cannot rely on the disclosure.  Alternatively, describe the basis for any uncertainty of the federal income tax consequences for United States holders.

Response to Comment 13

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 154-160 of Amendment No. 1.

Undertakings, pages 11-12

14.	Revise to include the applicable undertakings required by Item 512(a)(5) of Regulation S-K.

Response to Comment 14

The Registration Statement has been revised in response to the Staff’s comment.  Please see page II-12 of Amendment No. 1.

15.	Please tell us the basis for including the undertakings set forth in subparagraphs (a), (b) and (d) of your Item 22 disclosure.

Response to Comment 15

The Registration Statement has been revised in response to the Staff’s comment to remove the undertakings set forth in subparagraphs (a) and (b) of Item 22.  Please see page II-12 of Amendment No. 1.  The undertaking set forth in subparagraph (d) of Item 22 was included because Item 22(c) of Form S-4 requires that such undertaking be furnished.

Exhibit 5.1

16.
Provide written confirmation that counsel concurs with our understanding that the reference to the Delaware General Corporation Law in the penultimate paragraph includes the statutory provisions and all judicial decisions interpreting those laws.

Response to Comment 16

We confirm that we concur with the Staff’s understanding that the reference to the Delaware General Corporation Law in the penultimate paragraph of our opinion includes the statutory provisions and all judicial decisions interpreting those laws.

Exhibits 5.2, 5.3, 5.4 and 8.1

17.	We note that the opinions are limited to the date on which the opinions were given. Please have counsel revise the opinions to speak as of or through the date of effectiveness.

Response to Comment 17

The opinions have been revised and refiled in response to the Staff’s comment.  Please see Exhibits 5.2, 5.3, 5.4 and 8.1 included with Amendment No. 1.

Exhibit 8.1

18.
We note your statement in the third paragraph on page 2 that you are of the opinion that “the statements set forth under the caption ‘Federal Income Tax Considerations’ . . . are an accurate description of the United States federal income tax consequences described therein.”  Please revise this statement to state clearly that the discussion in the Federal Income Tax Considerations section of the Prospectus is counsel’s opinion rather than an accurate general description of the tax consequences.

Response to Comment 18

Exhibit 8.1 has been revised and refiled in response to the Staff’s comment.  Please see page 2 of Exhibit 8.1 included with Amendment No. 1.

19.	Please revise the consent portion of the opinion to indicate that counsel also consents to the prospectus discussion of counsel’s opinion.

Response to Comment 19

Exhibit 8.1 has been revised and refiled in response to the Staff’s comment.  Please see page 3 of Exhibit 8.1 included with Amendment No. 1.

Supplemental Letter

20.
Your April 12, 2010 supplemental letter omits the representation that any broker-dealer participating in the exchange offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities must confirm that it has not entered into any arrangement or understanding with you or an affiliate to distribute the exchange securities.  Please revise.

Response to Comment 20

The supplemental letter has been revised and refiled in response to the Staff’s comment.  Please see page 2 of the supplemental letter.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Krista A. McDonough at (212) 373-3586.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy
cc: Shawn K. Poe
Ply Gem Industries, Inc.